[LOGO] Amarillo Biosciences, Inc.

                                  May 26, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jeffrey Riedler, Assistant Director
100 F Street, NE
Washington, DC 20549-6010

      Re: SEC Review of Preliminary Proxy Materials; SEC Letter dated May 12, 2006 from Jeffrey Riedler, Assistant Director to Amarillo Biosciences, Inc., Re: Preliminary Proxy Statement on Schedule 14A April 25, 2006, revised April 28, 2006; File No. 333-04413

Gentlemen:

      As requested by the above-captioned letter, Amarillo Biosciences, Inc. (the "Company") is pleased to submit the following statements:

      1. The Company is responsible for the adequacy and accuracy of the disclosure and the proxy material filings;

      2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

                                    Very truly yours,

                                    AMARILLO BIOSCIENCES, INC.



                                    By: /s/ Joseph M. Cummins
                                        ------------------------------------
                                        Joseph M. Cummins, President and CEO


      4134 Business Park Drive o Amarillo, Texas 79110 o (806) 376-1741 o
                    Fax: (806) 376-9301 o E: ABI@AmarBio.com